

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 6, 2024

Michael Chi Wai Woo
Chief Executive Officer
Eline Entertainment Group, Inc.
1113, Tower 2, Lippo Centre
89 Queensway
Admiralty, Hong Kong

> **Re: Eline Entertainment Group, Inc.**
> **Form 10-K for the Year Ended December 31, 2022**
> **Filed March 31, 2023**
> **File No. 000-30451**

Dear Michael Chi Wai Woo:

We issued comments on the above captioned filing on December 18, 2023. On January 10, 2024, we issued a follow-up letter informing you that comments remained outstanding and unresolved, and absent a substantive response, we would act consistent with our obligations under the federal securities laws.

As you have not provided a substantive response, we are terminating our review and will take further steps as we deem appropriate. These steps include releasing publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to publicly release comment and response letters relating to disclosure filings it has reviewed.

Please contact Frank Knapp at 202-551-3805 or Kristina Marrone at 202-551-3429 with any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction